Exhibit (a)(55)

                       A MESSAGE TO AMP SHAREOWNERS
                             FROM ALLIEDSIGNAL

     As you know, we are offering you the opportunity to sell a part of your AMP stock for $44.50 cash per share.

          In evaluating our offer, consider the following facts:

          *    On August 3rd your AMP stock closed at $29.

          * On August 4th we announced our $44.50 cash per share tender offer for ALL AMP shares. Your AMP stock closed at $42.

          * On August 21st AMP's board issued its "Just say no" response to our offer and sought to prevent AMP shareowners from electing a new board with the power to facilitate a sale of AMP at any price. Your AMP stock closed at $36.

          * On September 14th we announced our amended offer to pay AMP shareowners $44.50 cash per share for 40 million AMP shares. Your AMP stock closed at $42.

          * On September 18th AMP's board changed its poison pill to reduce the amount of stock you can sell us, preventing AMP shareowners from receiving $900 million in cash. That is why our offer is now for 20 million AMP shares. Your AMP stock closed below $41.

          * From August 3rd through September 22, the Dow Jones Industrial Average declined 9.71% and the Standard & Poor's 500 declined 7.96%.

  Ask yourself these very important questions: Where would your AMP stock be today if not for our offer? Can you afford for AMP to prevent you from receiving $44.50 cash per share?

     You may have been counting on your AMP stock to help fund your retirement, your children's education or a new home. During the five-year period before we announced our offer, your AMP stock declined in value by 11% while the Dow Jones Industrial Average rose 147% and the S&P rose 148%. Now you have the opportunity to realize $44.50 in cash per share.

     AlliedSignal is a strong company with an excellent record of business growth and community commitment. We will keep AMP headquartered in Harrisburg and we will serve AMP and Pennsylvania well. DON'T TAKE CHANCES WITH YOUR FUTURE SECURITY.

  Tender your AMP shares today so that you will receive $44.50 per share for your proportional share of all shares tendered.
           We will then offer to buy all your remaining shares.

     Tender your shares to AlliedSignal by October 2nd if you haven't already done so. If you've tendered by guaranteed delivery, you must present your share certificates in order to receive payment. If you've already tendered your share certificates, no further action by you is required in order to receive payment.

     Our intended subsequent offer for all of the then outstanding AMP stock could be at a price lower or higher than $44.50 a share in cash and could be subject to different conditions from the present offer.

     If you need assistance or information, please call our information agent: MORROW & CO., INC.
                             @ (800) 566-9061.

                                              [LOGO of AlliedSignal]

                CERTAIN INFORMATION CONCERNING PARTICIPANTS

     AlliedSignal Inc. ("AlliedSignal"), PMA Acquisition Corporation ("Acquisition Subsidiary") and certain other persons named below may solicit the consent of shareholders (a) to elect seventeen nominees (the "Nominees") as directors of AMP Incorporated ("AMP") pursuant to a shareholder action by written consent (the "Consent Solicitation") and (b) in favor of the adoption of five proposals to amend the By-laws of AMP. The participants in this solicitation may include the directors of AlliedSignal (Hans W. Becherer, Lawrence A. Bossidy (Chairman of the Board and Chief Executive Officer), Ann M. Fudge, Paul X. Kelley, Robert P. Luciano, Robert
B. Palmer, Russell E. Palmer, Frederic M. Poses (President and Chief Operating Officer), Ivan G. Seidenberg, Andrew C. Sigler, John R. Stafford, Thomas P. Stafford, Robert C. Winters and Henry T. Yang), each of whom is a Nominee; and the following executive officers and employees of
AlliedSignal: Peter M. Kreindler (Senior Vice President, General Counsel and Secretary), Donald J. Redlinger (Senior Vice President - Human Resources and Communications), and Richard F. Wallman (Senior Vice President and Chief Financial Officer), each of whom is a Nominee, and Terrance L. Carlson (Deputy General Counsel), Robert F. Friel (Vice President and Treasurer), John W. Gamble, Jr., (Assistant Treasurer), Mark
E. Greenberg (Vice President, Communications), John L. Stauch (Director, Investor Relations), Robert J. Buckley (Manager, Investor Relations), G. Peter D'Aloia (Vice President, Planning & Development) Mary Elizabeth Pratt (Assistant General Counsel) and James V. Gelly (Vice President, Finance, Aerospace Marketing, Sales & Service).

     As of the date of this communication, AlliedSignal is the beneficial owner of 100 shares of common stock of AMP. Mr. Greenberg is the beneficial owner of 100 shares of common stock of AMP. Other than set forth herein, as of the date of this communication, neither AlliedSignal, Acquisition Subsidiary nor any of their respective directors, executive officers or other representatives or employees of AlliedSignal, any Nominees or other persons known to AlliedSignal who may solicit proxies has any security holdings in AMP. AlliedSignal disclaims beneficial ownership of any securities of AMP held by any pension plan or other employee benefits plan of AlliedSignal or by any affiliate of AlliedSignal.

     Although neither Lazard Freres & Co. LLC ("Lazard Freres") nor Goldman, Sachs & Co. ("Goldman Sachs"), the financial advisors to AlliedSignal, admits that it or any of its members, partners, directors, officers, employees or affiliates is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the Securities and Exchange Commission, or that Schedule 14A requires the disclosure of certain information concerning Lazard Freres or Goldman Sachs, Steven J. Golub and Mark T. McMaster (each a Managing Director) and Yasushi Hatakeyama (a Director) of Lazard Freres, and Robert S. Harrison and Wayne
L. Moore (each a Managing Director) and Peter Gross and Peter Labbat (each a Vice President) of Goldman Sachs, may assist AlliedSignal in the solicitation of consents of shareholders. Both Lazard Freres and Goldman Sachs engage in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Lazard Freres and Goldman Sachs may trade securities of AMP for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Lazard Freres has informed AlliedSignal that as of August 6, 1998, Lazard Freres held a net long position of approximately 20,861 shares of common stock of AMP, and Goldman Sachs has informed AlliedSignal that as of August 7, 1998, Goldman Sachs held a net long position of approximately 800,000 shares of common stock of AMP.

     Except as disclosed above, to the knowledge of AlliedSignal, none of AlliedSignal, the directors or executive officers of AlliedSignal, the employees or other representatives of AlliedSignal or the Nominees named above has any interest, direct or indirect, by security holdings or otherwise, in AMP.

                                    ###